

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-Mail
Jonathan New
Chief Executive Officer
Net Element International, Inc.
1450 South Miami, Ave.
Miami, Florida, 33130

> **Re: Net Element International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 26, 2013**
> **File No. 333-186621**

Dear Mr. New:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You are proposing to register the resale of warrants that are traded on the Over-the-Counter Bulletin Board.   Please tell us why you believe you are eligible to register the resale of these warrants on Form S-3. Please refer to General Instruction I.B.3 to Form S-3, and Question 116.2 of the Securities Act Forms Compliance and Disclosure Interpretations.

       Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or in his absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-Mail</u>
       William N. Haddad, Esq.
       Reed Smith LLP